EXHIBIT 4.7

BROADWIND ENERGY, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of Broadwind Energy, Inc. (the “Company,” “Broadwind” or “us”) consists of 45,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of undesignated stock, par value $0.001 per share, which may be designated as one or more series of preferred stock by resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.

The following description of the terms of our securities is not complete and is qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company’s Second Amended and Restated Bylaws (the “Bylaws”), and the Rights Agreement (as defined below), all of which are exhibits to our Annual Report on Form 10-K.

Common Stock

The holders of common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Generally, all matters to be voted on by stockholders must be approved by a majority in voting power of the stock having voting power present in person or represented by proxy. However, questions governed expressly by provisions of the certificate of incorporation, bylaws, applicable stock exchange rules or applicable law require approval as set forth in the applicable governing document, stock exchange rule or law. The election of directors shall be by majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that nominee’s election, and there is no cumulative voting for the election of directors; provided that at a meeting for the election of directors at which there are one or more stockholder nominees, directors shall be elected by a plurality of the votes cast on the election of directors.

The holders of common stock will be entitled to such dividends and other distributions of cash or any other right or property as may be declared by the Board of Directors out of the assets or funds legally available for such dividends or distributions.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of common stock would be entitled to share ratably, based upon the number of shares held, in assets that are legally available for distribution to stockholders after payment of liabilities. If there is any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.

The Certificate of Incorporation provides that holders of common stock shall not have any preference, preemptive right, or right of subscription, other than to the extent, if any, the Board of Directors may determine from time to time.

Provisions of the Company’s Certificate of Incorporation, Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, Chief Executive Officer, or the Secretary of the Company.  Stockholders are not permitted to call, or to require that the Board of Directors call, a special meeting of stockholders.

Delaware Takeover Statute. The Certificate of Incorporation provides that the Company will not be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 of the DGCL defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Rights to Acquire Series A Junior Participating Preferred Stock

Broadwind has adopted, and it stockholders have approved, a Section 382 stockholders rights plan and declared a dividend distribution of one right for each outstanding share of our common stock to stockholders of record at the close of business on February 22, 2013. Each right entitles its holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock at an exercise price of $7.70 per right, subject to adjustment. The terms of the rights are set forth in a Section 382 Rights Agreement between us and with Equiniti Trust Company, formerly Wells Fargo, National Association (“Equiniti”), as rights agent, adopted on February 12, 2013 and approved by the stockholders at the Company’s 2013 Annual Meeting, amended by that certain First Amendment on February 5, 2016 and approved by the stockholders at the Company’s 2016 Annual Meeting, amended by that certain Second Amendment on February 7, 2019 and approved by the stockholders at the Company’s 2019 Annual meeting, amended by that certain Third Amendment on February 3, 2022 and approved by the stockholders at the Company’s 2022 Annual meeting and amended by that certain Fourth Amendment on February 4, 2025, and approved by the stockholders at the Company’s 2025 Annual meeting (together, the “Rights Agreement”).

The rights plan is intended to act as a deterrent to any person or group, together with its affiliates and associates, being or becoming the beneficial owner of 4.9% or more of common stock, with certain exceptions (any such person or group is referred to as an “acquiring person”). A person shall be deemed to be a “beneficial owner” of, and shall be deemed to “beneficially own,” any securities that such person is deemed to constructively own under Section 382 of the Code and the Treasury Regulations thereunder (including pursuant to the “option” rules of Treasury Regulation Section 1.382-4), that such person would be deemed to own together with any other persons as a single “entity” under Treasury Regulations Section 1.382-3(a)(1), or that otherwise would be aggregated with securities owned by such person pursuant to Section 382 of the Code and the Treasury Regulations thereunder.

A stockholder who together with its affiliates and associates beneficially owned 4.9% or more of common stock as of February 12, 2013 is deemed not to be an “acquiring person,” so long as such stockholder does not acquire any additional shares of common stock without the prior written approval of Broadwind, other than pursuant to or as a result of (a) a reduction in the amount of common stock outstanding; (b) any unilateral grant of any common stock by Broadwind or (c) any issuance of common stock by Broadwind or any share dividend, share split or similar transaction effected by Broadwind in which all holders of common stock are treated equally. Such a stockholder is a “grandfathered person” for purposes of the rights plan.

The board of directors of Broadwind may, in its sole discretion, exempt any person or group who would otherwise be an acquiring person from being deemed an acquiring person for purposes of the rights plan if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such person would not jeopardize, endanger or limit (in timing or amount) the availability of Broadwind’s net operating losses and other tax benefits. Any such person or group is an “exempted person” under the rights plan. The board of directors, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person.

An “exempted transaction” is a transaction that the board of directors determines is an exempted transaction and, unlike the determination of an exempted person, such determination is irrevocable.

Initially, the rights are associated with our common stock and evidenced by common stock certificates or, in the case of uncertificated shares of common stock, the book-entry records evidencing the common stock, and are transferable with and only with the underlying shares of common stock. Subject to certain exceptions, the rights become exercisable and trade separately from the common stock only upon the “distribution date,” which occurs upon the earlier of (i) ten days following a public announcement (such date, the “stock acquisition date”) that a an acquiring person has acquired, or obtained the right to acquire, beneficial ownership of 4.9% or more of our outstanding shares of common stock, or (ii) ten business days (or later date if determined by our board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

In addition, if Broadwind’s board of directors determines in good faith that a person became an acquiring person inadvertently and such person divests as promptly as practicable a sufficient number of shares of common stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

Until the distribution date, the surrender for transfer of any shares of common stock outstanding will also constitute the transfer of the rights associated with those shares.

The rights are not exercisable until the distribution date and, unless earlier redeemed or exchanged by us as described below, will expire upon the close of business on February 22, 2028, unless earlier terminated in accordance with the terms of the Rights Plan.

In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a right (other than any acquiring person and certain related parties, whose rights automatically become null and void) will have the right to receive, upon exercise, common stock having a value equal to two times the exercise price of the right. If an insufficient number of shares of common stock is available for issuance, then our board of directors would be required to substitute cash, property or other securities of Broadwind for the common stock. The rights may not be exercised following a flip-in event while Broadwind has the ability to cause the rights to be redeemed, as described later in this summary.

In general, Broadwind may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time until ten days following the stock acquisition date. Immediately upon the action of the board of directors authorizing any redemption, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of our common stock, we may exchange the rights (other than rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

Until a right is exercised, its holder will have no rights as a stockholder of Broadwind, including the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by us or our stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a triggering event.

Broadwind and the rights agent may from time to time amend or supplement the Section 382 Rights Agreement without the consent of the holders of the rights. After the stock acquisition date, however, no amendment can materially adversely affect the interests of the holders of the rights (other than the acquiring person or any affiliate or associate thereof).